Filed Pursuant to Rule 424(b)(3)

Registration No. 333-293156

PROSPECTUS SUPPLEMENT NO. 5

(To the Prospectus dated July 10, 2026)

SUNPOWER INC.

Up to 14,625,610 Shares of Common Stock

Up to 50,760,218 Shares of Common Stock Issuable Upon Conversion of Convertible Notes

This prospectus supplement supplements the prospectus dated July 10, 2026 (as amended or supplemented, the “prospectus”), which forms a part of our registration statement on Form S-1, as amended by Post-Effective Amendment No. 1 (No. 333-293156). This prospectus supplement is being filed to update and supplement the information in the prospectus with the information contained in our Current Report on Form 8-K filed with the SEC on September 17, 2026 (the “Current Report” and such information, the “Supplemental Information”). Accordingly, we have attached the Current Report to this prospectus supplement with respect to the Supplemental Information.

The prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling securityholders named in the prospectus or their permitted transferees (the “Selling Securityholders”) of up to 65,385,828 shares of our common stock, par value $0.0001 per share (the “common stock”), consisting of (i) 10,243,924 shares of common stock (the “Ambia Shares”) previously issued by us pursuant to a Membership Interest Purchase Agreement (the “Ambia Purchase Agreement”), dated November 21, 2025, between the Company, Ambia Energy, LLC (“Ambia”) and Ambia Holdings, Inc., in connection with our acquisition of Ambia, (ii) 3,333,334 shares of common stock (the “Sunder Shares” and, collectively with the Ambia Shares, the “Acquisition Shares”) previously issued by us pursuant to a Membership Interest Purchase Agreement (the “Sunder Purchase Agreement” and, together with the Ambia Purchase Agreement, the “Acquisition Agreements”), dated September 21, 2025, by and among the Company, Complete Solar, Inc., Sunder Energy LLC (“Sunder”) and Chicken Parm Pizza LLC, in connection with our acquisition of Sunder, (iii) up to 50,760,218 shares of common stock (the “Conversion Shares”) issuable upon conversion of our 7% convertible senior notes due 2029 (the “7% Notes”), and (iv) 1,048,352 shares of common stock held by certain of our former affiliates (the “Former Affiliate Shares” and, collectively with the Acquisition Shares and the Conversion Shares, the “Offered Securities”). The Acquisition Shares were issued at the closing of the transactions contemplated by the Transaction Agreements on November 21, 2025, with respect to the acquisition of Ambia, and on September 24, 2025, with respect to the acquisition of Sunder. The 7% Notes were issued in multiple tranches in September 2024, December 2024, in the thirteen week period ended March 30, 2025, and on September 23, 2025. The Former Affiliate Shares were issued previously to former affiliates of Freedom Acquisition I Corp. and its sponsor, Freedom Acquisition I, LLC.

See “Prospectus Summary” for a description of the Acquisition Agreements, the Ambia Acquisition and the Sunder Acquisition and the 7% Notes and “Selling Securityholders” for additional information regarding the Selling Securityholders.

We are not selling any securities under the prospectus or this prospectus supplement and will not receive any of the proceeds from the sale of shares of common stock by the Selling Securityholders.

The Selling Securityholders may sell or otherwise dispose of the shares of common stock described in the prospectus and this prospectus supplement in a number of different ways and at varying prices. See “Plan of Distribution” for more information about how the Selling Securityholders may sell or otherwise dispose of the shares of common stock being registered pursuant to the prospectus and this prospectus supplement. None of the Selling Securityholders are an “underwriter” with respect to the securities registered hereunder within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended.

The Selling Securityholders will pay all brokerage fees and commissions and similar expenses attributable to the sales of its common stock. We will pay the expenses (except brokerage fees and commissions and similar expenses) incurred in registering the shares of common stock offered hereby, including legal and accounting fees. See “Plan of Distribution.”

Shares of our common stock are listed on the Nasdaq Global Market (“Nasdaq”) under the symbol “SPWR”. On September 16, 2026, the closing price of our common stock was $0.3169.

This prospectus supplement should be read in conjunction with the prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. The prospectus and this prospectus supplement comply with the requirements that apply to an issuer that is an emerging growth company.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 13 of the prospectus, and under similar headings in any amendments or supplements to the prospectus and this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of the prospectus and this prospectus supplement. Any representation to the contrary is a criminal offense.

Prospectus dated September 17, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 17, 2026

SunPower Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40117	93-2279786
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1403 N. Research Way, Orem, UT	84097
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (877) 299-4943

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	SPWR	The Nasdaq Global Market

Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	SPWRW	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On September 17, 2026, Jamie Haenggi, a member of the Board of Directors (the “Board”) of SunPower Inc. (the “Company”), informed the Company of her decision not to stand for reelection at the Company’s 2026 Annual Meeting of Stockholders (the “2026 Annual Meeting”). Ms. Haenggi will continue to serve as a director until the 2026 Annual Meeting. Ms. Haenggi’s decision not to stand for reelection was not the result of any disagreement with the Company or the Board on any matter relating to the Company’s operations, policies or practices.

Item 5.08 Shareholder Director Nominations.

To the extent applicable, the information in Item 8.01 of this Current Report on Form 8-K is incorporated by reference into this Item 5.08.

Item 8.01 Other Events.

The Company has set November 2, 2026 as the date of the 2026 Annual Meeting. The 2026 Annual Meeting will be held virtually online by means of remote communication. More detailed information regarding the 2026 Annual Meeting will be set forth in the Company’s Definitive Proxy Statement on Schedule 14A to be filed with the Securities and Exchange Commission (“SEC”). The record date for the 2026 Annual Meeting is September 18, 2026. Stockholders owning the Company’s common stock at the close of business on such record date, or their legal proxy holders, are entitled to vote at the 2026 Annual Meeting. The Company reserves the right to change the record date or the meeting date.

Because the date of the 2026 Annual Meeting is being delayed by more than 30 days from the anniversary date of the Company’s 2025 Annual Meeting of Stockholders (the “2025 Annual Meeting”), in accordance with Rule 14a-5(f) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company is hereby informing shareholders of such change. In addition, because the 2026 Annual Meeting will be held more than 30 days from the anniversary date of the 2025 Annual Meeting, the deadlines for stockholders’ nominations or proposals for consideration at the 2026 Annual Meeting set forth in the Company’s proxy statement for the 2025 Annual Meeting no longer apply. Further, because the 2026 Annual Meeting will be held more than 60 days from the anniversary date of the 2025 Annual Meeting, the deadlines set forth in the proxy statement for the 2025 Annual Meeting for shareholders to submit a notice of a proposal outside the processes of Rule 14a-8 of the Exchange Act and a notice of proposed director nominations, in each case for consideration at the 2026 Annual Meeting, no longer apply. As such, the Company is filing this Current Report on Form 8-K to inform stockholders of this change and to provide the due date for the submission of any qualified stockholder proposals or qualified stockholder director nominations.

Stockholders of the Company who wish to have a proposal considered for inclusion in the Company’s proxy materials for the 2026 Annual Meeting pursuant to Rule 14a-8 under the Exchange Act must ensure that such proposal is delivered to or mailed to and received by the Company’s Secretary at SunPower Inc., 1403 N. Research Way, Orem, UT 84097 no later than September 28, 2026, which the Company has determined to be a reasonable time before it expects to begin to print and distribute its proxy materials. Such proposals must comply with all applicable procedures and requirements of Rule 14a-8.

Any stockholder who intends to submit a director nomination or who intends to submit a proposal regarding any matter of business at the 2026 Annual Meeting other than in accordance with Rule 14a-8 or otherwise must similarly make sure that such nomination or proposal and related notice comply with all applicable rules of the SEC, the Delaware General Corporation Law and the Company’s Second Amended and Restated Bylaws, and are delivered to, or mailed and received at, the Company’s principal executive offices on or before the close of business on September 28, 2026. Any director nominations and stockholder proposals received after this deadline will be considered untimely and will not be considered for inclusion in the proxy materials for the 2026 Annual Meeting nor will they be considered at the 2026 Annual Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SunPower Inc.

Dated: September 17, 2026
	By:	/s/ Thurman J. Rodgers
Thurman J. Rodgers
Chief Executive Officer

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